UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

BLUE OWL CREDIT INCOME CORP.
(Name of Subject Company (Issuer))
BLUE OWL CREDIT INCOME CORP.
(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V101
(CUSIP Number of Class of Securities)
Class D Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V200
(CUSIP Number of Class of Securities)
Class I Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V309
(CUSIP Number of Class of Securities)
Jonathan Lamm
Chief Financial Officer and Chief Operating Officer
Blue Owl Credit Income Corp.
399 Park Avenue New York, NY 10022
(212) 419-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Cynthia M. Krus
Kristin H. Burns
Dwaune L. Dupree
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 23, 2025 by Blue Owl Credit Income Corp., a Maryland corporation (the “Company,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share (“Common Stock”) that can be purchased with approximately $813,677,998 (the “Offering Amount”) at a price equal to the net offering price per Share, as of June 30, 2025, of each Share of Common Stock tendered pursuant to the Offer. The Offering Amount represents the value of 5.00% of the aggregate number of the Company’s Shares outstanding as of March 31, 2025.
The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 23, 2025, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 7:00 P.M., Eastern Time, on June 30, 2025 and approximately 11,422,060 Class S Shares, 2,032,236 Class D Shares and 35,711,561 Class I Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. Payment of the purchase prices for the Shares tendered was made promptly in the form of non-interest bearing promissory notes issued to the shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. The promissory notes were held by DST Systems Inc., the Company’s transfer agent, on behalf of each tendering shareholder.
On July 23, 2025, the Company determined that, as of June 30, 2025, the net offering prices per Share of its Class S Shares, Class D Shares and Class I Shares were $9.42 per Share, $9.43 per Share and $9.45 per Share, respectively. The Company purchased all validly tendered and not withdrawn Class S Shares, Class D Shares and Class I Shares for approximately $107,595,807, $19,163,989 and $337,474,248, respectively. The aggregate purchase price for all Shares repurchased pursuant to the Offer was approximately $464,234,043.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2025

BLUE OWL CREDIT INCOME CORP.

	By:	/s/ Jonathan Lamm
		Name:	Jonathan Lamm
		Title:	Chief Financial Officer and Chief Operating Officer